Exhibit 3

**NAVISTAR FINANCIAL CORPORATION
AND SUBSIDIARIES**

ARTICLES OF INCORPORATION AND BY-LAWS

The following documents of Navistar Financial Corporation are incorporated herein by reference:

3.1   Restated Certificate of Incorporation of Navistar Financial Corporation (as amended and in effect on December 15, 1987). Filed on Form 8-K dated December 17, 1987. Commission File No. 001-04146.

3.2   The By-Laws of Navistar Financial Corporation (as amended February 29, 1988). Filed on Form 10-K dated January 19, 1989. Commission File No. 001-04146.

3.3   Amendment to the By-Laws of Navistar Financial Corporation. Filed as Exhibit 3.1 on Form 10-K dated December 18, 2003. Commission File No. 001-04146.